UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On December 8, 2025, GLOBAL MOFY AI LIMITED (the “Company”) and GMM Discovery LLC, a subsidiary of the Company (“GMM Discovery”), entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Eaglepoint AI Inc, a Delaware corporation (“Eaglepoint”), pursuant to which GMM Discovery agreed to purchase 51% of the total issued and outstanding capital stock of Eaglepoint, and the Company agreed to pay an aggregate purchase price of $100,000, of which 50%, or $50,000 was paid on December 11, 2025and the remaining 50%, or $50,000, shall be paid within three months after December 11, 2025.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a form of which is attached hereto as Exhibits 10.1, which is incorporated herein by reference.

The Company issued a press release on January 5, 2026, a copy of which is filed herewith as Exhibit 99.1.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2025 (Registration No. 333-284554), as amended and Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 29, 2025 (Registration No. 333-291150).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Common Stock Purchase Agreement, dated December 8, 2025
99.1	Press release - Global Mofy AI Limited Establishes U.S. Subsidiary Eaglepoint AI, Advancing Global AI Training and Data Engineering Capabilities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: January 6, 2026	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

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